Tembec Inc.
 MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS
as at November 30, 2007

The Management’s Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.’s financial performance during the fiscal year ended September 29, 2007 as compared to the fiscal year ended September 30, 2006. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 29, 2007. All references to quarterly or Company information relate to Tembec Inc.’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies.

The MD&A includes "forward-looking statements" within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as "anticipate", "estimate", "expect", "will" and "project" or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The information in the MD&A is at November 30, 2007. Disclosure contained in this document is current to that date, unless otherwise stated.

Throughout the MD&A, "Tembec" or "Company" means Tembec Inc. and its consolidated subsidiaries and investments. "AV Cell" refers to the Company’s 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. "Marathon" refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. "Temlam" refers to the Company’s 50% participation in Temlam Inc., which operates laminated veneer lumber (LVL) plants in Ville Marie and Amos, Quebec and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Quebec. "Temrex" refers to the Company’s 50% participation in Produits Forestiers Temrex Limited Partnership, which operates two sawmills in the Gaspe region of Quebec. These investments are accounted for by the proportionate consolidation method.

Tembec’s operations consist of four reportable business segments: Forest Products, Pulp, Paper, and Chemicals. On September 29, 2007 Tembec had approximately 8,000 employees and operated manufacturing facilities in New Brunswick, Quebec, Ontario, Manitoba, Alberta, British Columbia, the states of Louisiana and Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

In February 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec. The financial results of the OSB operation have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the continuing operations. In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. As a result of the change in circumstances, the Company recorded an asset impairment charge of $173 million. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the coated paper results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB and/or coated paper operations.

CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3855 with respect to financial instruments – recognition and measurement. The CICA subsequently amended Section 3855 to provide guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. As a result of the application of Section 3855, unamortized financing costs have been reclassified against long-term debt. The Company has elected to recognize its long-term debt at the amortized cost.

Effective October 1, 2006, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1530 with respect to comprehensive income. The section requires the Company to present a new statement entitled Comprehensive Income. The new statement is included in the Company’s financial statements.

Effective October 1, 2006, the Company applied the accounting treatment prescribed by emerging issues committee ("EIC") EIC-162 of the CICA Handbook with respect to stock-based compensation for employees eligible to retire before the vesting date. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The application of EIC-162 had no impact on the financial statements of the Company.

The Company changed retroactively its accounting policy relating to the evaluation of misstatements in its financial statements in accordance with Section 1506, Accounting Changes of the CICA Handbook. The Company applied a methodology consistent with that of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). The Company now quantifies the effect of prior-year misstatements on the current-year financial statements, assessing their impact on both the financial position and results of operations of the Company and evaluating the materiality of misstatements quantified on the above in light of quantitative and qualitative factors. Accordingly, the Company adjusted its consolidated balance sheet as at September 24, 2005, and increased its closing retained earnings in 2005 and 2006 in the consolidated statements of retained earnings by $15 million and $27 million respectively. There was no impact on the consolidated statements of income and cash flows nor on the earnings per share for the year ended September 29, 2007. The adjustments related to misstatements which arose mainly in 2006 and in prior years. As at September 24, 2005, the cumulative effect of this accounting change relating to the fiscal years 2001 to 2005, was a decrease in accumulated depreciation of $22 million, an increase in the future income tax liability of $7 million and an increase in retained earnings of $15 million. For fiscal 2006, the depreciation expense declined by $5 million, the income tax recovery increased by $7 million and the net loss decreased by $12 million.

In prior fiscal years, the Company allocated corporate general and administrative expenses to each business segment based on the dollar value of their total sales. The Company has discontinued this practice and has added a "Corporate and Other" category to the segment information tables included in its financial statements. Prior period segment information in the financial statements and the MD&A has also been restated to conform with this change in presentation. It is the Company’s view that providing separate disclosure of corporate general and administrative expenses is useful to financial statement users and allows more accurate segment performance comparison with other forest products companies. The presentation also corresponds more closely to management’s internal segment reporting.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ON FUTURE REPORTING PERIODS

The CICA has released two new Handbook Sections in relation to financial instruments: Section 3862 "Financial Instruments – Disclosures" and Section 3863 "Financial Instruments – Presentation". These standards enhance existing disclosures in previously issued Section 3861 "Financial Instruments –Disclosures and Presentation". Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both sections became effective October 1, 2007 and require the Company to increase disclosure in the financial instruments note.

The CICA has released Section 1535 "Capital Disclosures". The Section requires additional disclosure about capital management. The Section became effective October 1, 2007 and require the Company to expand its disclosure in that area.

The CICA issued a revised version of Section 1506 "Accounting Changes". The revised Section provides additional guidance in determining when it is impracticable to give retrospective application to a change in accounting policy. The Section became effective on January 1, 2007. Although the Company does not currently foresee the requirement to initiate accounting changes, it will comply with Section 1506 should the need arise.

The CICA published section 3031 "Inventories". This section provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories. This section will become effective for the fiscal year beginning on October 1, 2008. While the Company is currently assessing the impact of these new recommendations on its financial statements, it does not expect the recommendations to have a significant impact on its financial position, earnings or cash flows.

The CICA revised section 1400 "General Standards of Financial Statement Presentation". The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. This revision will become effective for the fiscal year beginning on October 1, 2008. The Company does not anticipate any substantial change to its disclosure as a result of this section.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Fixed asset depreciation

The Company records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. Forest access roads are depreciated on the basis of harvested volumes and certain equipment is depreciated using the unit of production method. The estimated useful lives of fixed assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the amount of future depreciation expense. There were no significant adjustments to depreciation rates in fiscal 2006 and 2007. In fiscal 2007, the Company recorded an impairment charge of $1 million relating to a specialty hardwood sawmill that was included in depreciation and amortization expense. There were no impairment charges in fiscal 2006.

Impairment of goodwill

Accounting standards require that goodwill no longer be amortized to earnings, but be annually tested for impairment. The Company uses certain operating and financial assumptions to conduct its impairment test, principally those contained in its most recent multi-year operating plan. This ensures that assumptions are supported, where available, by relevant independent information. There was no goodwill impairment in fiscal 2006 or fiscal 2007.

Impairment of long-lived assets

The Company must review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. This ensures that the assumptions are supported, where available, by relevant independent information. The work conducted in fiscal 2007 indicated an impairment charge of $1 million relating to a specialty hardwood sawmill. The charge to income is included in depreciation and amortization expense. There were no impairment charges in fiscal 2006.

Employee future benefits

Tembec contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to certain retirees, primarily health-care related. For post-retirement benefits, funding of disbursements is done on a "pay as you go" basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At June 30, 2007, ("the measurement date"), the fair value of defined benefit plan assets was $751 million, an amount equal to 85% of the estimated accrued benefit obligation of $882 million, generating a deficit of $131 million. The plan deficit was $172 million at the prior measurement date, June 30, 2006. The deficit decrease of $41 million that occurred over the 12 month period was caused by several items. The deficit was reduced by $28 million as employer contributions of $44 million exceeded the current service cost of $16 million. The deficit was further reduced by $40 million as the return on plan assets of $88 million (approximately 13%) exceeded the implied interest cost. These two favourable items were partially offset by three unfavourable items. A special termination benefit resulting from the permanent closure of the Smooth Rocks Falls pulp mill increased the accrued benefit obligation by $17 million. An actuarial loss of $6 million increased the obligation at the measurement date. This item was caused primarily by a decrease from 5.59% to 5.55% of the weighted average discount rate applied to the accrued benefit obligation. The discount rate is tied to the rates applicable to high-quality corporate bonds (AA or higher) in effect at the measurement date. Finally, various plan amendments resulting from new collective agreements, increased the obligation by $6 million. Pension expense in fiscal 2007 was $39 million, as compared to $42 million in the prior year. Based on current assumptions, employer contributions and pension expense in fiscal 2008 are expected to be approximately $41 million and $14 million respectively.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $53 million, a decrease from $59 million in the prior year. Employer contributions were $3 million, unchanged from the prior year. In fiscal 2007, the Company recognized a credit of $1 million versus an expense of $9 million in fiscal 2006. The current year was favourably impacted by a $7 million curtailment gain relating to the indefinite idling of the St. Francisville paper mill. Based on current assumptions, the amount of employer contributions and the amount of expense to be recognized in fiscal 2008 are expected to be approximately $4 million and $5 million respectively.

Future income taxes

Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement carrying amounts of balance sheet items as well as certain carry-forward items. The Company only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. A detailed review of income taxes is included in a subsequent section of the MD&A.

USE OF NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.

2007 vs 2006

FINANCIAL SUMMARY
$ millions, unless otherwise noted	2006	2007
Sales	3,016	2,750
Freight and sales deductions	362	316
Lumber duties / export taxes	35	18
Cost of sales	2,434	2,218
SG& A	143	133
EBITDA	42	65
Depreciation & amortization	185	173
Unusual items	182	(227)
Operating earnings (loss)	(325)	119
Interest, foreign exchange & other	106	118
Gain on translation of foreign debt	(64)	(149)
Pre-tax earnings (loss)	(367)	150
Income taxe expense (recovery)	(72)	1
Minority interests	-	(1)
Net earnings (loss) from continuing operations	(295)	150
Earnings (loss) from discontinued operations	3	(199)
Net loss	(292)	(49)
Total assets (at end of year)	3,034	2,655
Total long-term debt (at end of year) (1)	1,454	1,340
(1) Includes current portion

*

SALES
			Total	Price	Volume & Mix
$ millions	2006	2007	Variance	Variance	Variance
Forest Products	1,088	832	(256)	(103)	(153)
Pulp	1,451	1,458	7	153	(146)
Paper	558	509	(49)	(19)	(30)
Chemicals	195	173	(22)	5	(27)
Corporate	4	2	(2)	-	(2)
	3,296	2,974	(322)	36	(358)
Less: internal sales	(280)	(224)	56
Sales	3,016	2,750	(266)

Sales decreased by $266 million as compared to fiscal 2006. The decline was the result of lower sales volumes in all of the Company’s reportable business segments combined with lower Forest Products selling prices. Improved prices in the Pulp segment provided a substantial offset. Currency negatively affected revenue as the average value of the Canadian $ versus the US $ increased by 3%. The Forest Products segment sales declined by $256 million as a result of lower US $ reference prices and lower shipments. The Pulp segment sales increased by $7 million on the strength of significantly improved US $ reference prices, offset by lower shipments caused primarily by the permanent closure of a pulp mill. The Paper segment sales experienced lower prices and shipments. Chemicals segment sales declined by $22 million as a result of lower resin shipments.

In terms of geographical distribution the US remained the Company’s principal market with 36% of sales in fiscal 2007, as compared to 39% in the prior year. Canadian sales represented 19% of sales, as compared to 22% in the prior year. Sales outside of the US and Canada represented the remaining 45% in fiscal 2007, as compared to 39% a year ago.

EBITDA
					Cost &
			Total	Price	Volume
$ millions	2006	2007	Variance	Variance	Variance
Forest Products	37	(68)	(105)	(103)	(2)
Pulp	25	149	124	153	(29)
Paper	21	5	(16)	(19)	3
Chemicals	8	10	2	5	(3)
Corporate	(49)	(31)	18	-	18
	42	65	23	36	(13)

EBITDA increased by $23 million as compared to the prior year. The Forest Products segment EBITDA declined by $105 million as a result of lower selling prices. Difficult market conditions led to production curtailments which negatively impacted processing costs. Those were offset by a $17 million reduction in export taxes paid to ship lumber into the United States. The Pulp segment EBITDA increased by $124 million as a result of higher selling prices. This was partially offset by higher manufacturing costs. The largest negative item was $24 million of negative currency adjustment on the reported manufacturing costs of the three French pulp mills as the Euro averaged 5% higher versus the Canadian $. The Paper segment EBITDA declined by $16 million as a result of lower selling prices. Lower manufacturing costs, primarily for purchased energy, provided a partial offset. Chemicals segment EBITDA increased by $2 million as a result of higher prices for lignin and alcohol. Corporate general and administrative costs declined by $18 million driven primarily by cost reduction initiatives.

OPERATING EARNINGS (LOSS)
					Depreciation &	Unusual
			Total	EBITDA	Amortization	Items
$ millions	2006	2007	Variance	Variance	Variance	Variance
Forest Products	(16)	129	145	(105)	(2)	252
Pulp	(245)	46	291	124	13	154
Paper	(15)	(27)	(12)	(16)	1	3
Chemicals	4	6	2	2	-	-
Corporate	(53)	(35)	18	18	-	-
	(325)	119	444	23	12	409

The Company generated operating earnings of $119 million compared to an operating loss of $325 million in fiscal 2006. The Forest Products segment improved by $145 million. During the most recent year, this segment reported a credit of $238 million pertaining to the recovery of lumber export duties. A further gain of $14 million was realized on the sale of various assets, primarily lands in British Columbia. These credits more than offset the previously noted decline in EBITDA. The Pulp segment operating results improved by $291 million. In addition to the improvement in EBITDA, the segment was less negatively impacted by unusual charges in fiscal 2007. In the prior year, the segment had absorbed charges totalling $183 million in relation to the idling of the Smooth Rocks Falls, Ontario pulp mill. In fiscal 2007, the segment absorbed a charge of $29 million for pension and severance costs associated with the permanent closure of the Smooth Rocks Falls pulp mill. Depreciation expense declined by $13 million due primarily to the absence of Smooth Rocks Falls pulp mill depreciation expense. The Paper segment operating loss increased by $12 million due to the deterioration in EBITDA. A gain of $3 million generated by the sale of the idled St. Raymond, Quebec paper mill provided a partial offset. The Chemicals segment improvement of $2 million in operating earnings was generated by the improvement in EBITDA.

A more detailed review of items having impacted sales, EBITDA and operating results of each business segment is outlined in a subsequent section of the MD&A. The following sections review the impact of non-operating items on the financial performance of the Company.

*

INTEREST, FOREIGN EXCHANGE AND OTHER
$ millions	2006	2007
Interest on indebtedness	134	125
Amortization of deferred gain on foreign exchange contracts	(38)	-
Interest income – lumber duties	-	(30)
Interest income	(7)	(7)
Foreign exchange items	10	19
Other items	7	11
	106	118

Interest on long-term debt declined by $2 million primarily as a result of the stronger Canadian $. Approximately 89% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt declined by $7 million due to the decrease in utilization of short-term operating lines since the receipt of the lumber duty refund. In October 2006, the Company received a total of $268 million as a refund of lumber duties. The refund was divided into two components in the financial statements. An amount of $238 million was credited to operating earnings and $30 million was shown as interest income.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the years ended September 2006 and 2007:

$ millions
	Opening		Ending
	Balance	Amortization	Balance
Year ended September 2006	38	(38)	-
Year ended September 2007	-	-	-

GAIN ON TRANSLATION OF FOREIGN DEBT

During the year ended September 2007, the Company recorded a gain of $147 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.895 to US $1.005. The Company recorded a further gain of $2 million on the translation of its Euro denominated debt. In the prior year, the Canadian $ had increased from US $0.854 to US $0.895, and the Company had recorded a gain of $64 million on its US $ denominated debt.

INCOME TAXES

During fiscal 2007, the Company recorded an income tax expense of $1 million on pre-tax earnings from continuing operations of $150 million. The income tax expense reflected a $49 million favourable variance versus an anticipated income tax expense of $50 million based on the Company’s effective tax rate of 33.3%. There were several favourable items which reduced the expense. The non-taxable portion of the gain on translation of US $ denominated debt reduced the income tax expense by $21 million. This item currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. The recognition of prior period losses decreased the income tax expense by $20 million. Based on past financial performance, future income tax assets of the Company’s Canadian operations have been limited to the amount that is more likely than not to be recovered. Finally, the rate differential between jurisdictions decreased the income tax expense by $10 million.

During fiscal 2006, the Company recorded an income tax recovery of $72 million on a pre-tax loss from continuing operations of $367 million. The income tax recovery reflected a $51 million unfavourable variance versus an anticipated income tax recovery of $123 million based on the Company’s effective tax rate of 33.3%. There were several favourable items which increased the recovery by $20 million. Lower corporate taxes in the Company’s non-Canadian operations increased the income tax recovery by $8 million. The non-taxable portion of the gain on translation of US $ denominated debt increased the income tax recovery by $9 million. The aforementioned favourable items were more than offset by unfavourable items totalling $71 million. The non-recognition of period losses, primarily related to the Company’s Canadian operations, reduced the income tax recovery by $67 million. A further reduction of $3 million was caused by the net effect of announced future tax rate enactments, primarily increased future rates in the province of Quebec.

EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS

In fiscal 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec, for total consideration of $98 million. The sale generated an after-tax gain of $47 million in the year ago period. As well, the OSB mill generated an after-tax gain of $4 million during the five-month period it was owned by the Company. There was no impact on the financial statements of the current fiscal year.

The financial results of the St. Francisville paper mill operations have been reclassified as discontinued operations. During the year ended September 2006, the facility generated a net loss of $48 million, including an unusual charge of $7 million relating to severance and related costs for the restructuring of the operations. In fiscal 2007, the facility generated a net loss of $199 million, including a charge of $173 million relating to asset impairment.

NET LOSS

The Company generated a net loss of $49 million or $0.58 per share compared to a net loss of $292 million or $3.41 per share in the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Year ended		Year ended
	September 2006		September 2007

	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with GAAP	(292)	(3.41)	(49)	(0.58)

Specific items (after-tax):
Gain on translation of foreign debt	(53)	(0.62)	(124)	(1.45)
Amortization of deferred gain on
foreign exchange contracts	(26)	(0.30)	-	-
Unusual items:
Smooth Rock Falls pulp mill	121	1.42	20	0.23
International pine operations	4	0.05	-	-
Gain on sale of metal and web operations	(3)	(0.04)	-	-
Gain on sale of Davidson sawmills	-	-	(1)	(0.01)
Recovery of lumber export duties and interest	-	-	(185)	(2.16)
Reversal of St. Raymond paper mill
accruals and proceeds of sale	-	-	(2)	(0.02)
Sale of land	-	-	(10)	(0.12)
Earnings from discontinued operations - OSB mill	(51)	(0.60)	-	-
Loss from discontinued operations - St. Francisville	48	0.56	199	2.32
Net loss excluding specific items - not in accordance with GAAP	(252)	(2.94)	(152)	(1.79)

*

QUARTERLY FINANCIAL INFORMATION
$ millions, except per share amounts
	2006				2007

	Dec. 25	Mar. 25	June 24	Sept. 30	Dec. 30	Mar. 31	June 30	Sept. 29
Sales	703	745	787	781	649	714	712	675
EBITDA	(23)	20	19	26	14	24	4	23
Depreciation and
amortization	50	50	43	42	45	43	41	44
Unusual items	-	169	(4)	17	(217)	(4)	(3)	(3)
Operating earnings (loss)	(73)	(199)	(20)	(33)	186	(15)	(34)	(18)
Net earnings (loss) from
continuing operations	(60)	(180)	(4)	(51)	144	(35)	19	22
Net earnings (loss)	(74)	(161)	(5)	(52)	138	(45)	(164)	22
Net earnings (loss) per share:
From continuing operations	(0.69)	(2.10)	(0.05)	(0.61)	1.69	(0.42)	0.23	0.25
Basic and fully diluted	(0.86)	(1.86)	(0.07)	(0.62)	1.62	(0.54)	(1.91)	0.25
Cash flow per share (1)	(0.58)	(0.11)	(0.21)	-	2.92	(0.15)	(0.63)	(0.24)
(1) Before changes in non-cash working capital items

FOURTH QUARTER ANALYSIS

The Company reported net earnings of $22 million or $0.25 per share in the fourth quarter ended September 29, 2007 compared to net loss of $52 million or $0.62 per share in the same quarter of fiscal 2006. The weighted average number of common shares outstanding was 85.6 million, unchanged from the prior year.

Sales decreased by $106 million as compared to the same quarter a year ago. The decline was the result of lower sales volumes in all segments and lower prices in the Forest Products and the Paper segments. Pricing in all segments was negatively impacted by currency as the Canadian $ averaged US $0.957, a 7% increase from US $0.892 a year ago. The Forest Products segment sales declined by $51 million as a result of lower prices and shipments. The Pulp segment sales declined by $25 million as higher prices partially offset lower shipments caused primarily by the permanent closure of a pulp mill. Paper segment sales declined by $37 million on a combination of lower prices and shipments.

EBITDA declined by $3 million over the prior year quarter. The Forest Products segment EBITDA declined by $14 million because of lower prices. The Pulp segment EBITDA improved by $25 million as prices improved and manufacturing costs were lower. The Paper segment EBITDA declined by $17 million due to lower selling prices.

The Company generated an operating loss of $18 million compared to an operating loss of $33 million in the same quarter a year ago. The lower operating loss relates primarily to unusual items. In the prior year quarter, the Company recorded charges totalling $4 million to reduce the net carrying value of its pine lumber operations in France and Chile as well as two international sales offices to fair value. This was partially offset by a gain of $1 million on the sale of land and building of a lumber remanufacturing facility that had been permanently idled in the prior year. As well, the comparable period results had been negatively impacted by a charge of $14 million relating to the idled Smooth Rock Falls pulp mill. In the most recent quarter, operating earnings benefited from a gain of $1 million relating to the sale of land in British Columbia and a gain of $2 million relating to the disposal of the previously idled Davidson, Quebec, hardwood and pine sawmills.

During the September 2007 quarter, the Company recorded a gain of $85 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.939 to US $1.005. The Company recorded a further gain of $1 million on the translation of its Euro denominated debt as the relative value of the Euro versus the Canadian $ decreased from C $1.442 to C $1.419. In the comparable period a year ago, the Canadian $ had increased from US $0.890 to US $0.895, and the Company had recorded a gain of $7 million.

The financial results of the St. Francisville paper mill have been reclassified as discontinued operations. During the quarter ended September 2007, revenues equalled expenses and the operations broke even. This compares to a loss of $1 million in the corresponding quarter of fiscal 2006.

The fourth quarter 2007 interim MD&A issued on November 21, 2007 provides a more extensive analysis of items having impacted the Company’s fourth quarter financial results.

SUMMARY OF QUARTERLY RESULTS

On a sequential quarterly basis, sales have benefited from improvements in US $ reference prices for pulp offset by declining prices for lumber and paper products. The strengthening of the Canadian $ versus the US $ has continued to negatively impact results, increasing from an average rate of US $0.852 in the first quarter of fiscal 2006 to US $0.957 in the fourth quarter of fiscal 2007, a 12% increase. As a result, the Company has continued to generate relatively low levels of EBITDA, with margins ranging from a low of negative 3% to a high of positive 3%.

The Company’s financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by substantial export duties and taxes on lumber shipped to the US. Total amount incurred over the last two years was $53 million, an amount equal to approximately 50% the total reported EBITDA of $107 million.

The Company generated EBITDA of $107 million in the last 8 quarters. The amount was insufficient to cover depreciation and amortization expense totalling $358 million. As a partial offset to the marginal levels of EBITDA previously noted, the Company has recorded unusual charges having a net favourable impact of $45 million over the last 8 quarters. The following summarizes unusual items recorded:

$ millions	2006	2007

Smooth Rock Falls pulp mill impairment – March 2006/September 2006	183	-
Gain on sale of metal plates and webs – June 2006	(5)	-
Loss - international pine operations – September 2006	5	-
Gain on sale of land and building – September 2006	(1)	-
Gain on sale of land and assets – Various quarters in fiscal 2007	-	(18)
Recovery of lumber duties – December 2006	-	(238)
Loss on permanent closure of Smooth Rocks Falls pulp mill – December 2006	-	29
	182	(227)

Due to the stronger Canadian $, the Company recorded a gain of $213 million on the translation of its foreign denominated debt over the last 2 years. However, the impact of the quarterly translation gains and losses added considerable volatility to the results, with the impact ranging from a gain of $111 million in the June 2007 quarter to a loss of $61 million in the December 2006 quarter.

SEGMENT REVIEW – 2007 vs 2006

FOREST PRODUCTS
$ millions	2006	2007
Total sales	1,088	832
Consolidated sales	905	687
Lumber duties / export taxes	35	18
EBITDA	37	(68)
EBITDA margin on total sales	3.4%	(8.2)%
Depreciation and amortization	54	56
Unusual items	(1)	(253)
Operating earnings (loss)	(16)	129
Identifiable assets (excluding cash)	757	709

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed     to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown Lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2007 the Company’s operations harvested and delivered 6.0 million cubic metres of timber versus 7.2 million cubic metres in 2006. Additional supply of approximately 1.1 million cubic metres was secured mainly through purchases and exchanges with third parties, down from 1.2 million cubic metres in the prior year.

The Forest Products group includes operations located in Quebec, Ontario, Alberta and British Columbia. The group focuses on three main product areas: SPF Lumber, Specialty Wood and Engineered Wood. The SPF Lumber operations can produce approximately 1.7 billion board feet of lumber. The Specialty Wood operations can annually produce 60 million board feet of lumber and 20 million square feet of hardwood flooring. The Engineered Wood operations produce laminated veneer lumber (LVL), finger joint lumber, wood I-Beams, and rim joists. On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec. The financial results of the OSB operation for the first two fiscal quarters of 2006 have been reclassified as discontinued operations.

The following summarizes the annual operating levels of each facility by product group:

SPF LUMBER	MBF
Stud Lumber – Taschereau / La Sarre, QC (1)	200,000
Stud Lumber – Senneterre, QC	150,000
Stud Lumber – Cochrane, ON	170,000
Stud Lumber – Kapuskasing, ON	105,000

Random Lumber – Nouvelle / St-Alphonse, QC (2)	75,000
Random Lumber – Bearn, QC	110,000
Random Lumber – Chapleau, ON	135,000
Random Lumber – Timmins, ON	100,000
Random Lumber – Hearst, ON	160,000
Random Lumber – Canal Flats, BC (3)	180,000
Random Lumber – Elko, BC (3)	270,000

Finger Joint Lumber – Cranbrook, BC	25,000
1,680,000

SPECIALTY WOOD	MBF
Pine & Hardwood Lumber – Mattawa, ON	30,000
Hardwood Lumber – Huntsville, ON	30,000
60,000

Thousand square ft.
Flooring – Huntsville, ON	12,000
Flooring – Toronto, ON	8,000
20,000

ENGINEERED WOOD	Thousand cubic ft.
Laminated Veneer Lumber – Ville-Marie, QC (4)	475
Laminated Veneer Lumber – Amos, QC (4)	2,300
2,775

MBF
Engineered Finger Joint Lumber – La Sarre, QC	60,000
Engineered Finger Joint Lumber – Kirkland Lake, ON (5)	30,000
90,000

Thousand linear ft.
Wood I-Beams – Bolton, ON (4)	40,000
Wood I-Beams – Calgary, AB (4)	18,000
Wood I-Beams – Blainville, QC (4)	5,000
63,000

(1)	Sites are operated as a combined entity.
(2)	Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.
(3)	The Elko and Canal Flats sawmills rely on Cranbrook Planing Mill to dry and dress 80,000 mbf of lumber.
(4)	Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.
(5)	Projected capacity as mill is in start-up phase.

The segment is dominated by SPF lumber, which represented 74% of building material sales in fiscal 2007, compared to 75% in the prior year. The average selling price of SPF lumber was $68 per mbf (thousand board foot) lower than in the prior year. The lower prices were the result of lower US $ reference prices for lumber and a Canadian $ that averaged 3% higher versus the US $. Specialty and Engineered Wood prices and revenues were also negatively impacted by the stronger Canadian $. The disposal of several Speciality Wood operations contributed to the $34 million reduction in sales. The sale of the Temlam metal plates and web operations in the June 2006 quarter reduced Engineered Wood sales by $6 million. Overall, Specialty Wood represented 13% of building material sales in fiscal 2007, down from 14% in fiscal 2006. Engineered Wood sales in the year were at 13%, up from 11% in the prior year.

The Forest Products group produced and shipped approximately 1.6 million tonnes of wood chips in fiscal 2007, 83% of which were directed to the Company’s pulp and paper operations. In 2006, the group produced 1.9 million tonnes and shipped 86% of this volume to the pulp and paper mills. The internal transfer price of woodchips is based on current and expected market transaction prices.

Total sales for this segment reached $832 million, a decrease of $256 million over the prior year. Lower selling prices and volumes of SPF lumber accounted for $158 million of the decrease. The shutdown of the Marks Lumber reman operations, located in Brantford, Ontario, and the Davidson hardwood and pine operations reduced sales by a further $42 million. Wood chip and other products sales declined by $53 million as a result of lower volumes and prices. Overall, the Forest Products segment generated 25% of Company consolidated sales, down from 30% in the prior year. The group’s main market is North America, which represented 97% of consolidated sales in fiscal 2007, as compared to 95% in the prior year.

	Sales		Shipments		Selling Prices
	($ millions)		(000 units)		($ / unit)
	2006	2007	2006	2007	2006	2007
SPF Lumber (mbf)	585	427	1,451.7	1,273.6	403	335
Specialty Wood
Pine and Hardwood (mbf)	47	19	67.6	28.4	695	669
Hardwood Flooring (000 square ft)	63	57	14.0	12.8	4,497	4,453
	110	76
Engineered Wood
LVL (cubic ft)	21	25	875.1	1,173.1	24	21
Eng. Finger Joint Lumber (mbf)	12	10	20.9	19.9	574	502
Wood I-Beams and Rim Joists (000 linear ft)	46	39	28.9	27.7	1.59	1.41
Metal Plates & Webs ('000 lbs) (1)	6	-	5,832	-	1.03	-
	85	74
Total Building Materials	780	577
Wood chip & other sales	308	255
Total Sales	1,088	832
Internal wood chip & other sales	(183)	(145)
Consolidated Sales	905	687
(1)	The Company’s proportionately consolidated joint venture, Temlam Inc., sold its metal plates and web operations, located in Bolton, Ontario, in the June 2006 quarter.

The volume of SPF lumber sold in fiscal 2007 declined by 178.1 million board feet or 12%. In response to the lower demand for lumber and the resulting lower prices, the Company reduced production by curtailing operations at several facilities for either indefinite or temporary periods. The relatively difficult market conditions also affected the Specialty Wood and Engineered Wood businesses. The production ramp up of Temlam’s new LVL plant, located in Amos, Quebec, is not proceeding as quickly as originally planned. The plant operated at less than 20% of rated capacity in fiscal 2007. It is anticipated to operate at between 50% and 60% of rated capacity in fiscal 2008.

Markets

The benchmark random length Western SPF lumber net price averaged US $248 per mbf in 2007, a decrease from US $311 per mbf in 2006. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) decreased from US $384 per mbf to US $333 per mbf in 2007. The Company considers these to be relatively low levels, approximately US $60 to US $80 below normal trendline prices for random lumber. The reference price for stud lumber decreased as well with the Eastern average lumber price (delivered Great Lakes) down from US $363 per mbf to US $322 per mbf, a level approximately US $60 to US $80 per mbf below trendline prices. The collapse in prices was driven by a significantly weaker US housing market. US housing starts declined from 1.89 million units in fiscal 2006 to 1.44 million units in fiscal 2007, a 24% decrease. While the Company recognized several years ago that US housing starts could not maintain a 2 million unit per year run rate, and that a degree of market correction would likely occur at some point, the severity and extent of the correction had not been anticipated. The negative effects of the sub-prime mortgage difficulties, the latter having fuelled the strong demand of the last several years, were not foreseen.

In addition to difficult market conditions and a stronger Canadian $, the Company’s financial performance continued to be impacted by tariffs on lumber shipped to the US. Between May 2002, and September 2006, the Company’s softwood lumber exports to the US were subject to countervailing and antidumping duties. During fiscal 2006, the Company incurred a charge of $30 million relating to countervailing duty and $5 million relating to antidumping duty. On October 30, 2006, the Company recovered net proceeds of $268 million pertaining to softwood lumber duties. The total amount received corresponded to approximately 82% of the duties remitted and interest thereon since May 2002. The recovery was part of a new softwood lumber agreement between Canada and the US which became effective on that date. The duties were replaced by a combination of export taxes and volume restraints or quotas that vary depending on the option selected by the individual Canadian provinces. The Company’s Eastern Canadian sawmills, located in Quebec and Ontario, are currently subject to export quota limitations and a 5% export tax on lumber shipped to the US. During fiscal 2007, these mills incurred a total of $6 million in export taxes. The Company’s British Columbia sawmills are subject to a 15% export tax but shipments are not quota limited. Under certain circumstances the tax may be increased to 22.5%. During fiscal 2007, these mills incurred a total of $12 million in export taxes, based on a 15% rate for the entire period.

Operating Results

The following summarizes EBITDA variances by major business:

	Variance – Favourable (Unfavourable)
		Duties /
$ millions	Price	Taxes	Costs	TOTAL
SPF Lumber	(87)	16	(27)	(98)
Specialty Wood	(5)	-	3	(2)
Engineered Wood	(11)	1	2	(8)
Other segment items	-	-	3	3
	(103)	17	(19)	(105)

Lower selling prices for SPF lumber accounted for $87 million of the $105 million negative variance in EBITDA. The balance of the EBITDA decline was related to pricing in Specialty Wood and Engineered Wood. Lower SPF production and curtailments did lead to higher unit processing costs. As well, the prior year timber costs were lower, primarily in the province of Ontario where government initiatives assisted all lumber producers. The higher SPF processing costs were partially offset by lower export taxes in fiscal 2007 versus export duties paid in fiscal 2006. The EBITDA margin was negative 8.2%, compared to positive 3.4% in the prior year.

The Forest Products segment generated operating earnings of $129 million compared to an operating loss of $16 million in the prior fiscal year. The lower EBITDA noted above was more than offset by two favourable unusual items. During fiscal 2007, the Company recorded net proceeds of $238 million pertaining to the recovery of lumber duties on deposit with the United States Department of Commerce that had accumulated since May 2002. The amount received corresponded to approximately 82% of the total amount deposited. In addition, the Company received a further $30 million, which corresponded to approximately 82% of interest accrued on the deposits. The latter amount was recorded as interest income. The Company also completed the sale of a number of land parcels in British Columbia, which generated a gain of $14 million.

*

PULP
$ millions	2006	2007
Total sales	1,451	1,458
Consolidated sales	1,360	1,384
EBITDA	25	149
EBITDA margin on total sales	1.7%	10.2%
Depreciation and amortization	87	74
Unusual items	183	29
Operating earnings (loss)	(245)	46
Identifiable assets (excluding cash)	1,233	1,209

The Pulp group consists of ten market pulp manufacturing facilities operating at nine sites. The facilities are divided into two main types. Seven paper pulp mills produce softwood kraft, hardwood kraft and high yield pulps. Three specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Eight of the pulp mills are wholly owned and the Company has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Company’s financial and statistical data include only its 50% proportionate share of these two mills. The Company does however have responsibility for marketing the entire output of the two joint ventures. The Company’s partner in the AV Cell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. The paper pulp mills can produce approximately 1,730,000 tonnes per year after adjusting for proportionate joint ventures. The specialty pulp mills can produce approximately 380,000 tonnes per year.

The following summarizes the annual operating levels of each facility by product group:

PAPER PULP	TONNES
Softwood Kraft – Skookumchuck, BC	270,000
Softwood Kraft – Tarascon, France	260,000
Softwood Kraft – Marathon, ON (1)	100,000
630,000

Hardwood Kraft – Saint-Gaudens, France	305,000

Hardwood High-Yield – Temiscaming, QC	315,000
Hardwood High-Yield – Matane, QC	250,000
Hardwood High-Yield – Chetwynd, BC	230,000
795,000

SPECIALTY PULP
Specialty Cellulose – Temiscaming, QC	165,000
Fluff – Tartas, France	155,000
Dissolving – Atholville, NB (1)	60,000
380,000

Total	2,110,000
(1) 50% of current annual capacity.

Total sales for the Pulp group reached a record $1,458 million, an increase of $7 million from the prior year. The increase in sales was due to higher selling prices offset by lower shipments. The 233,900 tonnes decline in shipments was caused primarily by the shutdown of the Smooth Rock Falls, Ontario pulp mill. In the prior year, the mill had sold 155,700 tonnes, whereas there were no shipments in fiscal 2007. As well, demand improved considerably in the prior year, and the shipments outpaced production by 128,800 tonnes. While the markets were once again robust in fiscal 2007, the inventories only declined by a further 23,800, having reached minimum levels required to maintain adequate customer service requirements. While the segment benefited from higher US $ reference prices for all grades of pulp, a portion of the improvement was offset by the value of the Canadian $ which averaged 3% higher versus the US $. The net price effect was an increase in sales of $153 million or $77 per tonne. After eliminating internal sales, the Pulp group generated 50% of consolidated sales, up from 45% in the prior year.

*

	Sales		Shipments		Selling Prices
	($ millions)		(000 tonnes)		($ / tonne)
	2006	2007	2006	2007	2006	2007
Paper pulps
Softwood kraft	521	458	804.4	595.3	648	769
Hardwood kraft	172	200	275.6	298.2	624	671
Hardwood high yield	426	429	773.4	720.9	551	595
Specialty pulps	308	346	359.4	364.5	857	949

Total pulp sales	1,427	1,433	2,212.8	1,978.9
Other sales	24	25
Total sales	1,451	1,458
Internal sales	(91)	(74)	(114.7)	(90.4)
Consolidated sales	1,360	1,384	2,098.1	1,888.5

Markets

The Pulp segment is more "global" than the other business groups within Tembec. In 2007, 82% of consolidated pulp sales were generated outside of Canada and the US, as compared to 81% in the prior year. The Company markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada, Signy/Nyon, Switzerland, San Sebastian, Spain and Beijing, China. The Company’s sales force also periodically markets pulp and paperboard produced by third parties. In fiscal 2007, agency pulp sales totalled 1,000 tonnes compared to 2,000 tonnes in 2006.

Year over year, average pulp selling prices increased by $77 per tonne. In fiscal 2006, the benchmark NBSK pulp price (delivered US) began the year at US $635 per tonne and we experienced a continuous series of price increases, eventually closing out the year at US $770 per tonne. The average selling price for the year was US $688 per tonne. In fiscal 2007, the series of successive reference price increases continued, closing out the year at US $850 per tonne. The average selling price for the year was US $803 per tonne, an increase of US $115 per tonne over fiscal 2006. After giving effect to the stronger Canadian $ and the Company’s customer / product mix, this translated into an increase of $121 per tonne for softwood kraft paper pulp, $47 per tonne for hardwood kraft paper pulp and $44 per tonne for high yield paper pulp. Specialty pulp markets also improved in fiscal 2007 as average selling prices increased by $92 per tonne.

Operating Results

The following summarizes EBITDA variances by major business:

	Variance – Favourable (Unfavourable)
				Foreign
				Exchange
		Mix &	Mill	Impact
$ millions	Price	volume	Costs	on Costs	Other		TOTAL
Paper Pulps	121	(4)	(6)	(18)	15	(1)	108
Specialty Pulps	32	-	(10)	(6)	-		16
	153	(4)	(16)	(24)	15		124

(1) EBITDA improved by $15 million as a result of the closure of the Smooth Rocks Falls pulp mill.

Total production in fiscal 2007 decreased by 130,700 tonnes as compared to the prior year. In the prior year, 131,700 tonnes of pulp had been produced at the Smooth Rock Falls pulp mill. The mill was idled in July 2006 and subsequently permanently closed. There was no production in fiscal 2007. During the most recent year, the Company undertook 53,200 tonnes of total downtime, including 14,000 tonnes of lost production associated with an explosion in one of two flash pulp dryers at the Temiscaming high yield pulp mill. In fiscal 2006, the Company had taken 84,300 tonnes of total downtime, including 26,400 tonnes to reduce high yield pulp inventories. The Company defines "market downtime" as temporary production curtailments designed to reduce or control excess finished goods inventory levels. Total consolidated pulp inventories at September 29, 2007, represented approximately 19 days of production. This was lower than in 2006 when the year ended with 21 days of production in inventory. The Company considers 25 days to be a normal level.

At the mill cost level, the segment experienced a $12 million increase in the cost of fibre for its French operations and absorbed $3 million of costs associated with repairs to the flash pulp dryer at the Temiscaming high yield pulp mill. The largest negative item was the $24 million of currency adjustment on the reported manufacturing costs of the three French pulp mills, as the Euro averaged 5% higher versus the Canadian $. Overall, manufacturing costs at the Canadian mills was relatively unchanged versus those of fiscal 2006.

Total 2007 shipments of 1,978,900 tonnes include 61,800 tonnes of high yield pulp and 28,200 tonnes of softwood kraft pulp consumed by the Company’s paperboard operations as compared to 58,600 tonnes and 47,200 tonnes respectively in the prior year. As well, 450 tonnes of pulp were consumed internally by various other pulp and paper operations, as compared to 8,900 tonnes in 2006. Overall, internal pulp consumption declined by 24,300 tonnes, primarily because of the closure of the Smooth Rock Falls pulp mill.

The seven North American pulp mills purchased approximately 2.1 million bone dry tonnes of woodchips in fiscal 2007, down from 2.2 million in the prior year. Of this amount, approximately 41% were supplied by the Forest Products Group, compared to 46% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The three pulp mills located in Southern France purchased 1.5 million bone dry tonnes of woodchips in fiscal 2007, unchanged from the prior year. The fibre is mainly sourced from many private landowners.

Overall, higher US $ reference prices more than offset the stronger Canadian $ and higher manufacturing cost and the EBITDA margin improved from 1.7% to 10.2%.

Depreciation and amortization expense declined by $13 million, due primarily to the absence of Smooth Rock Falls pulp mill depreciation expense. The carrying value of the mill’s fixed assets had been eliminated in the prior year.

The Pulp Segment generated operating earnings of $46 million as compared to an operating loss of $245 million in the prior year. In addition to the aforementioned $124 million improvement in EBITDA, unusual charges were significantly less. In fiscal 2007, the Company incurred a charge of $29 million relating to pension, severance and other associated items resulting from the decision to permanently shut down the Smooth Rock Falls pulp mill. In the prior year, the Company had incurred charges totalling $183 million, primarily asset impairment in relation to the Smooth Rock Falls pulp mill.

*

Paper
$ millions	2006	2007
Consolidated sales	558	509
EBITDA	21	5
EBITDA margin	3.8%	1.0%

Depreciation and amortization	36	35
Unusual items	-	(3)
Operating loss	(15)	(27)
Identifiable assets (excluding cash)	846	582

The Paper segment includes four paper manufacturing facilities with a total of nine paper machines. The mills located in Kapuskasing, Ontario and Pine Falls, Manitoba produce newsprint. The facility located in Témiscaming, Quebec produces multi-ply bleached coated paperboard. The paperboard mill is partially integrated with a high yield pulp mill and also consumes pulp manufactured by the Company at other sites. The St. Francisville, Louisiana mill produces coated and specialty papers. The total capacity of the Paper Group is 1,005,000 tonnes.

In July 2007, the Company indefinitely idled the paper facility in St. Francisville, Louisiana. Despite efforts to restructure the operation, the mill’s financial performance remained relatively poor. The Company has not identified a feasible restructuring plan to resume operations at the facility. As well, the Company has retained the services of an outside party to actively seek the sale of the site. As this operation is the only coated paper facility owned by the Company, its financial results have been reclassified as discontinued operations. The segment analysis that follows includes only continuing operations and excludes all St. Francisville operating results.

The following summarizes the products and operating levels of each facility by main type:

NEWSPRINT	TONNES (1)
Kapuskasing, ON	330,000
Pine Falls, MB	185,000
515,000

COATED PAPER
St. Francisville, LA – Coated No 3 & 4(2)	280,000

SPECIALTY PAPER
Specialty Kraft Paper – St. Francisville, LA(2)	30,000
Coated Paperboard – Temiscaming, QC	180,000
210,000

Total	1,005,000
(1)	Although the above table shows all capacities in metric tonnes, coated paper and certain specialty paper are sold primarily in short tonnes.
(2)	The facility was indefinitely idled in July 2007. The financial results have been reclassified as discontinued operations.

The $49 million decline in sales resulted primarily from lower shipments and lower prices for newsprint. Higher prices for coated paperboard provided a partial offset. The stronger Canadian $ negatively impacted selling prices. Lower shipments in newsprint were caused in part by 6,900 tonnes of market related downtime in fiscal 2007 whereas the newsprint operations were not market limited in the prior year. As well, fiscal 2006 had been a 53 week year versus 52 weeks in fiscal 2007. Overall, the Paper segment generated 19% of consolidated sales in fiscal 2007, unchanged for the prior year.

	Total sales		Shipments		Selling Price
	($ millions)		(000 tonnes)		($/tonne)
	2006	2007	2006	2007	2006	2007
Newsprint	365	315	508.7	474.4	718	664
Coated paperboard	193	194	178.4	174.2	1,082	1,114
Consolidated sales	558	509	687.1	648.6

Markets

The focus of the Paper business is North America, which accounted for 93% of sales in 2007, as compared to 97% in the prior year. The US alone accounted for 76% of sales. In fiscal 2006, the benchmark price for newsprint (48.8 gram - East Coast) began the year at US $618 per tonne and then went on to enjoy successive monthly increases, ending the year at US $663 per tonne. The average for the year was US $648 per tonne. In fiscal 2007, the trend was reversed and prices declined sequentially eventually reaching US $560 per tonne in September 2007. The average selling price for the year was US $606 per tonne, a US $42 per tonne decline over the prior year. After giving effect to the stronger Canadian $, the Company’s average selling price for newsprint decreased by $54 per tonne.

The benchmark for coated bleached boxboard (15 point) averaged US $848 per short ton in fiscal 2007, a US $44 per short ton increase over the prior year. Here again, the improved US $ reference prices were mitigated by the stronger Canadian $ and average prices for coated bleached board increased by $32 per tonne.

Operating Results

The following summarizes EBITDA variances by major business:

	Variance – Favourable (Unfavourable)
		Mix &
$ millions	Price	volume	Mill Costs	Other	TOTAL
Newsprint	(26)	(2)	6	-	(22)
Coated Paperboard	7	1	(2)	-	6
	(19)	(1)	4	-	(16)

Lower average selling prices for newsprint reduced EBITDA by $26 million, partially offset by a $7 million improvement on coated paperboard prices. The reduction in newsprint mill costs was due to lower electricity charges for the Kapuskasing, Ontario newsprint mill. After several years of very high electricity rates resulting from province-wide deregulation, programs have been put in place for large industrial users. While rates still remain high versus other Canadian jurisdictions, the effective reductions have made the mill more competitive. The higher coated paperboard mill costs were due to the higher prices paid for purchased chemical kraft pulp. Other manufacturing costs declined by $2 million. In fiscal 2006, total downtime was 11,400 tonnes, of which 4,100 was due to relatively weak coated paperboard markets. In fiscal 2007, total downtime increased to 13,000 tonnes, driven by 6,900 tonnes of downtime caused by the weakness in the newsprint market.

The Paper Group’s newsprint mills utilize virgin fibre, primarily in the form of wood chips. During fiscal 2007, the operations purchased 411,000 bone dry tonnes of virgin fibre, of which approximately 80% was internally sourced. In the prior year, they had purchased 466,000 bone dry tonnes of virgin fibre, with 79% being sourced internally. The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2007, these two facilities consumed 77,200 tonnes of wastepaper, down from 86,600 tonnes in 2006.

Overall, fiscal 2007 was another difficult year. The combined negative impact of declining US $ newsprint prices and a strengthening Canadian $ reduced the EBITDA margin to 1%, down from 3.7% in the prior year.

The Paper segment generated an operating loss of $27 million compared to an operating loss of $15 million in fiscal 2006. The previously noted decline in EBITDA accounted for the increase in operating loss. The current fiscal year benefited from a $3 million credit relating to the reversal of accrued expenses and proceeds on sale of the St. Raymond, Quebec, paper mill, which was closed in 2005.

*

Chemicals
$ millions	2006	2007
Consolidated sales	193	170
EBITDA	8	10
EBITDA margin	4.1%	5.9%

Depreciation and amortization	4	4
Operating earnings	4	6
Identifiable assets (excluding cash)	80	71

The Chemical segment operates in three main areas of activity: resins, lignin and alcohol.

The resin business produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil and Trois-Pistoles. The Company also operates a fourth manufacturing operation located in Toledo, Ohio which manufactures powder and liquid amino based resins as well as melamine. The Longueuil operation also produces formaldehyde, both for internal resin production and external sales. In addition to its manufactured products the resin business also markets third party resin binders to complement its customer offering. Sales of third party products totalled $45 million in fiscal 2007, compared to $54 million in the prior year.

The lignin and alcohol businesses use waste sulphite liquor produced by the specialty pulp mills located in Temiscaming, Quebec and Tartas, France. Lignin products are sold in liquid form and are also converted into powder by utilizing two spray dryers. As well, the group operates an ethyl alcohol plant located in Temiscaming, Quebec. The lignin and alcohol businesses effectively convert pulp mill waste into value added products.

Beginning in fiscal 2006, the segment began purchasing and reselling pulp mill by-product chemicals from a related party, AV Nackawic Inc. These sales are included in "Other Chemicals".

	Total Sales		Shipments		Selling Price
	($ millions)		(000 units)		($ per unit)
	2006	2007	2006	2007	2006	2007
Resin and related products (tonnes)	152	123	122.0	97.0	1,246	1,268
Lignin (tonnes)	35	38	187.8	192.9	186	197
Alcohol (000 litres)	6	10	8.7	11.7	689	855
Other Chemicals	2	2
Total sales	195	173
Internal sales	(2)	(3)
Consolidated sales	193	170

Markets

Chemical products are sold primarily in North America with sales representing 86% of the total consolidated sales in 2007, compared to 88% in 2006. Resin products, which accounted for 71% of total chemical sales, are designed for the OSB industry and other specialty applications. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets. Chemical Group sales represented 6% of consolidated sales in 2007, unchanged from the prior year.

Operating Results

The decrease in sales of $23 million is due primarily to lower shipments of resins and related products. The difficult US housing environment noted in the Forest Products segment review also negatively impacted demand and price for OSB panels. The primary customers for the Company’s resin products are OSB manufacturers. The significant reduction in volume led to higher costs and the resin business EBITDA declined by $4 million. Improved pricing for lignin and alcohol products more than offset the resin shortfall, as they increased EBITDA by $6 million in total. Operating earnings increased $2 million because of the aforementioned increase in EBITDA.

FINANCIAL POSITION AND LIQUIDITY

FREE CASH FLOW
$ millions	2006	2007
Cash flow from operations before working capital changes	(93)	146
Net fixed asset additions	(86)	(75)
	(179)	71

Amounts in the above table have not been restated to reflect the sale of the OSB business and its reclassification as discontinued operations. Amounts in the above table have not been restated to reflect the reclassification of the St. Francisville paper mill as discontinued operations.

Cash flow from operations before working capital changes in fiscal 2007 was $146 million, a $239 million improvement from fiscal 2006. The higher cash flow was due primarily to the $268 million refund of lumber deposits and related interest. For the year ended September 2007, non-cash working capital items generated $26 million, of which $13 million related to the idling of the St. Francisville paper mill. In the prior year, non-cash working capital items generated $66 million. This was due primarily to a $73 million reduction in Pulp group inventories, as strengthening pulp markets had allowed the Company to sell excess inventories. After allowing for net fixed asset additions of $75 million, free cash flow for fiscal 2007 was $71 million versus a negative amount of $179 million a year ago. The Company defines free cash flow as cash provided by operating activities before changes in non-cash working capital balances less net fixed assets.

CAPITAL SPENDING
$ millions	2006	2007
Forest Products	34	20
Pulp	45	46
Paper	7	8
Chemicals	-	1
Net fixed asset additions	86	75
As a % of total sales	2.4%	2.5%
As a % of fixed asset depreciation	43%	43%

Amounts in the above table have not been restated to reflect the sale of the OSB business and its reclassification as discontinued operations. Amounts in the above table have not been restated to reflect the reclassification of the St. Francisville paper mill as discontinued operations.

In response to relatively low EBITDA margins brought on by challenging market conditions, the stronger Canadian $ and export taxes on lumber shipped to the US, the Company has continued to limit capital expenditures to mandatory projects and those with high rates of return. In fiscal 2007, net fixed asset additions totalled $75 million compared to $86 million a year ago. The amount spent was equal to 43% of fixed asset depreciation and 2.5% of sales.

Significant capital expenditures in fiscal 2007 included $2 million to complete the conversion of the previously idled Kirkland Lake, Ontario sawmill to a finger-joint lumber manufacturer. The facility, converted at a cost of $12 million, began operations in October 2006 but was subsequently idled in May 2007 due to the downturn in the US housing market. Operations should resume once market conditions improve. An investment of $5 million was made to complete the installation of a condensing turbine and a 20-megawatt electrical generator at the St. Gaudens pulp mill. The $11 million project was put into service in March 2007 and significantly reduced energy costs at the mill in fiscal 2007. An amount of $4 million was spent to complete the construction of an alkaline liquor evaporation system at the Tartas pulp mill. The system constructed at a total cost of $18 million was started up in December 2006, significantly reducing the environmental impact of the mill’s waste effluent stream. Also at the Tartas pulp mill, an amount of $21 million was spent to continue with the construction of a new $48 million biomass/bark boiler. A further amount of $21 million will be spent in fiscal 2008 to complete the boiler, which will significantly reduced purchased energy costs at the mill.

Significant capital expenditure items in fiscal 2006 included $10 million to convert the Kirkland Lake, sawmill to a finger-joint lumber manufacturer. Capital expenditures also included $11 million representing the Company’s 50% share of the amount spent to complete a laminated veneer lumber (LVL) facility in Amos, Quebec. The plant, owned and operated by the Temlam joint venture, completed its start-up in fiscal 2007 and positively impacted EBITDA. An investment of $11 million was made to install the condensing turbine and electrical generator at the St-Gaudens pulp mill. An amount of $11 million was spent on the alkaline liquor evaporator system at the Tartas pulp mill. Also at the Tartas pulp mill, an amount of $6 million was spent to begin the construction of a new $48 million biomass/bark boiler. Finally, an amount of $10 million was spent to complete the construction of an anaerobic effluent treatment plant at the Temiscaming Complex. The plant started up in the spring of 2006, reducing site energy and effluent treatment costs.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

During fiscal 2007, the Company disposed of several parcels of relatively high value land which were better suited to commercial development than to long term forestry and timber harvesting. Proceeds totalled $13 million. The Company also generated proceeds of $2 million in the sale of the previously idled Davidson, Quebec pine and hardwood sawmills. During fiscal 2006, the Company generated proceeds of $11 million, which represented its 50% share of the proceeds realized by the Temlam joint venture on the sale of its metal and web business. A further $2 million was generated from the sale of an idled lumber remanufacturing plant.

In fiscal 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to a related party for total consideration of $98 million, including net working capital of $7 million. An amount of $88 million was paid on the closing and the balance is payable in the form of a $10 million interest-bearing note, repayable in equal annual instalments over a five-year period. As a result of this transaction, the Company recorded a gain of $63 million. The financial results of the OSB operation, as well as the gain on disposition were reclassified as discontinued operations.

FINANCING ACTIVITIES

Net debt to total capitalization stood at 63% at September 2007, a decline of 2% from 65% at September 2006. During fiscal 2007, debt of the Company’s French operations increased by $31 million due to a combination of new working capital and capital expenditure loans. The reduction in long-term debt was caused by the conversion of US $ denominated debt. The carrying value of the three series of senior unsecured notes declined by $147 million in total as a result of the stronger Canadian $ versus the US $. There were no significant debt repayments in fiscal 2007 and the coming year will also see relatively low repayments.

As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The Company remains committed to this program. As the Company’s leverage at September 2007 significantly exceeds its stated goal, the emphasis in the near term will be to maintain relatively high liquidity and limit capital expenditures. The receipt of $268 million relating to the refund of lumber duties in October 2006 significantly increased the Company’s liquidity position. Improvement in the pricing levels and EBITDA margins of the Company’s main business segments, primarily for lumber and newsprint, will be required before any significant reduction in financial leverage can be achieved.

Current credit ratings of various agencies on the Company and its significant long term debt instruments are outlined in the table below.

Dominion	Moody’s	Standard
Bond Rating	Investors	& Poor’s
Service	Service
CCC (negative trend)	Ca (stable outlook)	CCC- (negative outlook)

*

LONG-TERM DEBT
$ millions	2006	2007
Tembec Inc. – 6% unsecured notes	24	20
Tembec Industries – US $350 million 8.625% unsecured senior notes – June 2009	391	348
Tembec Industries – US $500 million 8.5% unsecured senior notes – February 2011	559	498
Tembec Industries – US $350 million 7.75% unsecured senior notes – March 2012	391	348
Tembec SAS debt	10	20
Tembec Envirofinance SAS debt	21	32
Tembec Energie SAS debt	-	10
Proportionate share of Marathon debt (50%)	10	7
Proportionate share of Temlam debt (50%)	40	39
Other debt	15	21
	1,461	1,343
Current portion included in above	21	26

During the year, the Company’s French operations increased, via Tembec Envirofinance SAS, its non-interest bearings loans by $11 million to assist with the financing of certain capital expenditures being undertaken at the pulp mills. Monies provided by the new $10 million Tembec Energie SAS debt were utilized to fund the St. Gaudens turbine project.

The Marathon joint venture does not currently meet certain financial covenants on its operating line and its term loan with a syndicate of banks. Discussions with lenders are ongoing and the Company believes it will reach a satisfactory agreement to maintain and extend the credit agreement. There is no recourse to the shareholders on either of these loan facilities. The $7 million loan balance is included in current portion of long-term debt.

At the end of September 2007, Tembec had cash of $14 million plus unused operating lines of $203 million. At the date of the previous audited financial statements, the Company had cash of $31 million and unused operating lines of $34 million. The Company defines "operating lines" to include loans of various durations which are secured by charges on accounts receivable and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines by major area at the end of the last two fiscal years.

OPERATING LINES – UNUSED
$ millions	2006	2007
Canadian operations	-	135
US / French operations	21	56
Proportionate share of joint ventures	13	12
	34	203

At the beginning of fiscal 2007, the Company had in place a committed revolving working capital facility of $150 million maturing in March 2009, secured by receivables and inventory. The Company also had in place a committed non-revolving working capital facility of $136 million maturing in June 2008, secured by receivables and inventory. In January 2007, the Company amended the $150 million facility by increasing it to $250 million and extending its committed period to December 2009. The amended revolving working capital facility effectively replaced the revolving $150 million and the non-revolving $136 million facilities. As of the end of September 2007, the amount available on the $250 million facility (borrowing base) was $229 million, of which $135 million was unused.

The French operations are supported by several mill specific "receivable factoring" agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. As at September 29, 2007, the amount available was $80 million, of which $56 million was unused.

The joint ventures maintain their own various operating lines, without recourse to the Company, to meet working capital and liquidity requirements.

The Company has a stated objective of maintaining at least $400 million of liquidity, comprising cash on hand, temporary investments and unused operating lines. As previously noted, liquidity has been and remains well below the stated objective. In response to this situation, the Company had set an objective of generating $100 million of additional liquidity during fiscal 2007. The funds were to be raised through several initiatives, including but not limited to, selective asset divestitures and the maximization of the borrowing base relating to trade receivables and inventories. During calendar 2007, the Company generated $103 million of proceeds from various initiatives. These included $57 million related to expanded or new credit facilities and $46 million of asset divestitures, primarily high value lands in British Columbia.

The Company is exploring strategic alternatives to improve its capital structure and enhance liquidity. Strategic alternatives under consideration include non-core asset sales, cost reduction initiatives, refinancing or repayment of debt and issuance of new debt or equity. The review of strategic alternatives is being undertaken by Tembec’s management and is being overseen by the Special Committee for Strategic Purposes and the Board of Directors. BMO Capital Markets is providing financial advice to Tembec. The Company remains focused on improving its operations in the context of a relatively difficult environment for forest products, while retaining a collaborative relationship with its customers, suppliers, and employees.

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The Company must provide for annual interest payments of $110 - $120 million to service existing indebtedness and is required to fund annual minimum capital expenditures of $60 - $70 million. These financial statements assume the realization of assets and the settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

COMMON SHARES
Millions	2006	2007
Shares outstanding – opening	85.6	85.6
Issued pursuant to long term incentive plans	-	-
Shares outstanding – ending	85.6	85.6

There has been no change in the share structure of the Company over the last two years.

As to dilution, an additional 3.7 million shares may be issued pursuant to options granted under the Long-Term Incentive Plan (LTIP). The exercise price of the options ranges from $0.97 per share to $17.92 per share with expiry dates from 2008 to 2016. As at September 29, 2007, there were 1.7 million exercisable share options, compared to 1.9 million at the end of the prior year.

Loans to employees of approximately $500,000 are outstanding under the LTIP on 190,275 shares as at September 29, 2007. This compares to loans of $3 million on 467,875 shares at the end of the prior year. The shares are held in trust as collateral for the loans. Effective July 2002, the LTIP was amended and participants are no longer eligible to receive Company loans to purchase shares.

*

CONTRACTUAL OBLIGATIONS	Total	Within 1	2– 3	4– 5	After 5
$ millions		year	years	years	years
FISCAL 2007
Long-term debt	1,343	26	403	879	35
Interest on long-term debt	335	106	171	57	1
Operating leases	26	8	9	5	4
Purchase obligations	222	82	78	42	20
Balance of price - acquisition	3	1	2	-	-
	1,929	223	663	983	60

CONTRACTUAL OBLIGATIONS	Total	Within 1	2– 3	4– 5	After 5
$ millions		year	years	years	years
FISCAL 2006
Long-term debt	1,461	21	418	596	426
Interest on long-term debt	484	117	223	129	15
Operating leases	25	8	10	4	3
Purchase obligations	238	95	70	41	32
Balance of price - acquisition	4	1	3	-	-
	2,212	242	724	770	476

The table shows the Company’s contractual obligations as at September 2006 and 2007. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Finally, the balance of purchase price obligation represents the Company’s proportionate (50%) share of the balance payable by the Temlam joint venture to the previous owners of Jager Building Systems pursuant to its acquisition by Temlam in August 2001.

2006 vs 2005

FINANCIAL SUMMARY
$ millions, unless otherwise noted	2005 (1)	2006 (1)
Sales	3,109	3,016
EBITDA	13	42
Depreciation and amortization	213	185
Unusual items	210	182
Operating loss	(410)	(325)
Net loss from continuing operations	(188)	(295)
Net loss	(300)	(292)
Net loss per share – basic	(3.50)	(3.41)
Diluted loss per share	(3.50)	(3.41)
Total assets (at end of year)	3,469	3,034
Total long-term debt (at end of year) (2)	1,505	1,454
(1)	Restated to reclassify St. Francisville financial results as discontinued operations
(2)	Includes current portion

Sales declined by $93 million as compared to the prior year. The Forest Products segment sales declined by $179 million as a result of lower prices and volumes. Pricing was impacted by lower US $ reference prices and a stronger Canadian $, which averaged 7% higher versus the US $. A portion of the volume reduction was the result of the permanent shutdown of several manufacturing facilities. The Pulp segment sales increased by $78 million with higher volumes more than offsetting lower selling prices. The Paper segment sales increased by $13 million, primarily as a result of higher newsprint and coated board shipments partially offset lower coated paper shipments. The decline in coated paper shipments was caused by the permanent closure of the St. Raymond, Quebec paper mill.

EBITDA increased by $29 million as compared to the prior year. The Forest Products segment EBITDA declined by $10 million with lower prices being partially offset by lower costs. Lumber export duties on shipments to the US declined by $54 million due to reduced deposit rates that came into effect in December 2005. The Pulp segment EBITDA improved by $31 million as lower manufacturing costs more than offset the decline in selling prices. The cost improvement was driven by a more favourable exchange rate on the French pulp mills’ Euro cost. The Paper segment EBITDA increased by $10 million primarily as a result of not absorbing the negative EBITDA of the idled St. Raymond paper mill. Chemical segment prices and costs decreased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as certain raw material prices are linked to product selling prices.

*

OPERATING EARNINGS (LOSS)
					Depreciation &	Unusual
			Total	EBITDA	Amortization	Items
$ millions	2005	2006	Variance	Variance	Variance	Variance
Forest Products	(81)	(31)	50	(10)	2	58
Pulp	(138)	(264)	(126)	31	22	(179)
Paper	(192)	(28)	164	10	5	149
Chemicals	1	(2)	(3)	(2)	(1)	-
	(410)	(325)	85	29	28	28

The operating loss decreased by $85 million as compared to the prior year period. The Forest Products segment operating loss declined by $50 million due to a positive variance on unusual items. In the prior year period, the Company recorded unusual charges totalling $57 million related to the permanent closure of several facilities. The Pulp segment operating loss increased by $126 million. The current year loss included unusual charges of $183 million relating primarily to asset impairment at the Smooth Rock Falls, Ontario pulp mill. The Paper segment operating loss declined by $164 million. The prior year result included an unusual charge of $101 million relating to the permanent closure of the St. Raymond, Quebec paper mill as well as a charge of $26 million to reduce the carrying value of a dismantled paper machine and a charge of $22 million to reduce the carrying value of previously recorded goodwill in the newsprint operations.

Interest on long-term debt declined by $5 million primarily as a result of the stronger Canadian $. Approximately 89% of the Company’s long-term debt related to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $10 million as the Company made greater use of its short-term operating lines.

During fiscal 2005, the Company recorded a gain of $23 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0,854. The Company received proceeds of $128 million relating to foreign exchange contracts during fiscal 2005. There was limited foreign exchange activity in fiscal 2006. The Company had sold the bulk of its remaining positions in the prior year.

During fiscal 2006, the Company recorded a gain of $64 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.854 to US $0.895. In the prior year, the Canadian $ had increased from US $0.785 to US $0.854, and the Company had recorded a gain of $125 million.

In fiscal 2006, the Company sold its OSB mill located in Saint-Georges-de-Champlain, Quebec for total of $98 million. The sale generated an after-tax gain of $47 million. As well, the OSB mill generated net earnings of $4 million during the five months it was owned by the Company. This compares to net earnings of $11 million in the prior year. In fiscal 2007, the Company indefinitely idled its coated paper mill located in St. Francisville, Louisiana. The financial results of prior periods for this operation have been reclassified as discontinued operations. In fiscal 2006, the operation generated a loss from discontinued operations of $48 million versus a loss of $123 million in fiscal 2005.

For the year ended September 2006, the Company generated a net loss of $292 million or $3.41 per share versus a net loss of $300 million or $3.50 per share in fiscal 2005.

RISKS AND UNCERTAINTIES

PRODUCT PRICES

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2008 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings.

Selling price sensitivity	Impact on	Average
	after-tax earnings	selling prices ($)
	($ millions)	4th Quarter – 2007
Pulp - $25/tonne	31	715
Paper - $25/tonne	11	786
SPF lumber - $10/mfbm	9	334

The Company’s strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. At September 29, 2007 and September 30, 2006, the Company did not hold any product price hedges.

FOREIGN EXCHANGE

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian $, the US $ and the Euro. The prices for many products, including those sold in Canada and Europe are generally driven by US $ reference prices of similar products. The Company generates approximately $2.2 billion of US $ denominated sales annually from its Canadian and European operations. As a result, any decrease in the value of the US $ relative to the Canadian $ and the Euro reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions. This could result in the unit’s inability to maintain its operations during periods of low prices and/or demand.

Based on 2008 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US $ versus the Canadian $ and the Euro. For illustrative purposes, an increase of 1% in the value of the US $ is assumed. A decrease would have the opposite effects of those shown below.

*

Foreign exchange sensitivity
$ millions
Sales increase	22
Cost of sales decrease	3
EBITDA increase	19
Interest expense increase	1
Cash flow increase	18
Loss on US $ debt translation	13
Pre-tax earnings increase	5
Tax expense increase	4
Net earnings increase	1

Direct US $ purchases of raw materials, supplies and services provide a partial offset to the impact on sales. This does not include the potential indirect impact on currency on the cost of items purchased in the local currency.

Interest expense on the Company’s US $ denominated debt provides a small offset to its total US $ exposure. To further reduce the impact of fluctuations in the value of the US $, the Company has adopted a policy of hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 30, 2006, the Company held US $7 million of US $ foreign exchange contracts. The fair value of these instruments was nil. At September 29, 2007 the Company did not hold any foreign exchange contracts.

OPERATIONAL RISKS

The manufacturing activities conducted by the Company’s operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of the First Nations in its operations wherever feasible. The Company’s operations in the United States and France source their fibre requirements from various private sources, primarily through long-term supply arrangements. The Company also purchases approximately 80,000 tonnes per year of recycled waste fibre. To mitigate the impact of price fluctuations, the Company periodically purchases ONP hedges. At September 29, 2007 and September 30, 2006, the Company did not hold any ONP hedges.

Energy is an important component of mill costs, especially for high yield pulp mills and newsprint mills. In 2007, purchased energy costs totalled approximately $260 million, 62% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer term supply agreements, the purchase of derivative financial instruments and operational curtailments in periods of high prices (load shedding). At September 2007 and September 2006, the Company did not hold any derivative financial instruments relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative financial instruments to hedge its exposure. At September 29, 2007 and September 30, 2006, the Company did not hold any natural gas hedges.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with very few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2007, the Company had approximately 6,000 hourly paid employees covered by collective bargaining agreements. At September 29, 2007, there were 6 agreements covering 450 employees that had expired and were under active negotiations. During fiscal 2008, a total of 4 agreements covering 1,000 employees will expire. The remaining contracts expire at various dates to April 2012. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

The Company’s operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of pulp and paper products is capital intensive. The Company estimates it must spend approximately $60-$70 million per year on capital expenditures to avoid degradation of its current operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at "full" rate even when demand is not sufficient to absorb all of the output. This can lead to over supply and lower prices, further increasing the inherent cyclicality of the industry.

TRADE RESTRICTIONS / LUMBER EXPORT TAXES

The Company’s manufacturing operations are located primarily in Canada. However sales into the Canadian market represented only 19% of consolidated sales in 2007. As such, the Company’s financial results are highly dependant on its ability to sell its products into the "export" markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The recent agreement between Canada and the United States over softwood lumber is a case in point. In May 2002, the United States Department of Commerce initially assessed the Company with aggregate countervailing and antidumping duties at an average rate of 29%. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. As part of the agreement, the Company received a US $242 million payment on October 30, 2006 pertaining to the recovery of lumber duties on deposit with the department of Commerce (DOC) that had accumulated since May 2002. The outcome was less than satisfactory. Through a combination of quotas and export taxes, the agreement will ensure that Canadian producers of softwood lumber will remain at a disadvantage versus US producers when it comes to accessing the US market.

FINANCIAL RISKS / DEBT SERVICE

The Company currently has a non-investment grade rating of CCC-/Ca/CCC. The ratings reflect the relatively high use of debt combined with periods of reduced operating earnings due to the cyclicality of its three principal business segments. Of the total long-term debt of $1.3 billion, 89% relates to US $ denominated high yield "Senior Notes". The annual interest coupon on the high yield debt ranges between 7.75% and 8.625%, generating an annual expense of US $100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Company will have the required funds to repay the principal due. The Company will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. The Company’s objective is to reduce its leverage and improve its credit ratings prior to the refinancing of the aforementioned Senior Notes.

GROWTH STRATEGY / ACQUISITION

The Company has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. The ability to properly evaluate the fair value of acquisitions, to successfully integrate them into our current business operations and to realize the projected profits and returns are inherent risks related to acquisitions. The Company has gained significant expertise in evaluating businesses, performing due diligence and integrating new businesses. The Company believes the industry consolidation of the recent years will continue and that "size" will be required to effectively compete in the global forest products industry.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission rules and forms. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports that are filed or submitted is accumulated and communicated to the management, including the Company’s Executive Vice-President, Finance & Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company’s President and Chief Executive Officer and the Company’s Executive Vice-President, Finance & Chief Financial Officer have evaluated the disclosure controls and procedures and have determined that such disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROLS

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect Tembec’s internal control over financial reporting.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at www.sedar.com and on the Company’s website at www.tembec.com.